



The InterGroup Corporation

ANNUAL REPORT
2008

MESSAGE FROM THE CHAIRMAN

Dear Shareholders:

In an increasingly more difficult economic environment, InterGroup was able to reduce its loss per share to $.13 for the fiscal year ended June 30, 2008, compared to a loss per share of $1.53 for the fiscal year ended June 30, 2007. Despite the challenges of a slowing economy, the Company was able to improve the operations and revenues of its hotel and real estate during its fiscal year ended June 30, 2008. The Company also recorded a significant gain on the sale of one of its rental properties. However, like most investors, the Company also felt the impact of the downturn in the domestic and international economies and financial markets which tempered its overall results for the fiscal year.

HOTEL OPERATIONS

In Fiscal 2008, the Company's subsidiaries, Santa Fe Financial Corporation and Portsmouth Square, Inc., continued to improve the operations of our Hilton San Francisco Financial District hotel property (the "Hotel"). With the members of Portsmouth's Hotel Committee working closely with the other general partner of the Justice Investors limited partnership ("Justice" or the "Partnership") and our hotel management company, Prism Hotels, we were able to increase the average daily room rate, occupancy rate, and revenue per available room ("RevPar") of the Hotel, resulting in an increase of approximately $6 million in total Hotel revenues in fiscal 2008 from fiscal 2007. That increase in revenues, coupled with a reduction in operating expenses as a percentage of revenues, allowed us to reduce the loss from hotel operations (including interest, depreciation and amortization) to $1,610,000 in fiscal 2008 from $4,787,000 in fiscal 2007.

For the fiscal year ended June 30, 2008, the Hotel generated operating income of approximately $5,711,000, before interest, depreciation and amortization, on operating revenues of approximately $37,778,000, compared to operating income of approximately $2,304,000, before interest, depreciation and amortization, on operating revenues of approximately $31,715,000 for the year ended June 30, 2007. Average daily room rates increased to $175 for fiscal 2008 with an average occupancy rate of 84.1%, compared to an average daily room rate of $160 and an average occupancy rate of 75.8% in fiscal 2007. As a result, the Hotel was able to show a significant increase in RevPar to $148 for fiscal 2008 from $122 in fiscal 2007. We were also able to trim our losses in the food and beverage department to approximately $214,000 in fiscal 2008 from approximately $510,000 in fiscal 2007.

With the Hotel generating greater cash flows, Justice was able to increase the total amount of distributions paid to the limited partners to $1,450,000 for the year ended June 30, 2008, compared to total limited partnership distributions of $1,000,000 for the year ended June 30, 2007. As a 50% limited partner in Justice, Portsmouth received half of those respective distributions. The general partners of Justice will continue to conduct regular reviews to set the amount of future distributions that may be appropriate based on the results of operations of the Hotel and other factors; however, the prospects for fiscal 2009 do not look as favorable.

While the operations of the Hotel started to experience some softening of demand in the later part of fiscal 2008, especially from international travel, the full impact of the economic downturn began to hit the hotel industry especially hard in September 2008. Industry experts are predicting that these tough economic conditions will last through most of 2009. As a result, we are anticipating that fiscal 2009 Hotel revenues will probably be below those of fiscal 2008.

Facing the prospect of a recession and a decline in business, group and leisure travel, both domestic and international, management has continued to focus on ways to improve efficiencies and reduce operating costs and other expenses in its efforts to stabilize and maintain operating income of the Hotel. As a result of those efforts, we have already seen reductions in operating costs of the Hotel as a percentage of Hotel revenues and will continue with those efforts. Management will also increase its sales and marketing efforts in what is expected to become an even more competitive hotel market in San Francisco. We will also continue to explore new and innovative ways to improve operations and enhance the guest experience. One new concept that management has recently initiated is the opening of a new wine bar "Flyte" in the lobby of the Hotel in August 2008.

REAL ESTATE OPERATIONS

The Company recorded income from real estate operations of $795,000 on rental income of $12,635,000 for fiscal 2008, compared to a loss of $2,048,000 on rental income of $11,049,000 for fiscal 2007. This significant improvement was primarily attributable to the increase in rental income as well as a decrease in property operating expenses to $4,896,000 in fiscal 2008 from $5,832,000 in fiscal 2007.

We were able to increase rental income for our properties located outside of California by $868,000, primarily due to higher occupancy and rental rates at our largest property, located in Las Colinas, Texas, resulting from management's efforts to improve the property and provide better services for our tenants. We were also successful in achieving a favorable tax reassessment of that property, which helped reduce our overall real estate taxes by $130,000. We also upgraded several of our other out-of-state properties and started see higher occupancy and rental rates as a result.

Rental income for our California properties increased by $718,000 primarily due to a significant increase in occupancy for our newly renovated 30-unit apartment complex in Los Angeles and the improvement in general occupancy and rental rates in the Los Angeles area. The decrease in property operating expenses of $936,000 was the result of $560,000 in nonrecurring real estate related legal expenses in fiscal 2007 that were not incurred in fiscal 2008 and management's efforts to reduce operating expenses across the Company's entire real estate portfolio and to achieve greater operating efficiencies.

DISCONTINUED OPERATIONS

The Company also had income from discontinued operations of $2,617,000 in fiscal 2008. That income was primarily attributable to the sale of our 224-unit Irving, Texas property in August 2007, for which the Company recorded a gain on sale of real estate of $4,074,000. That property was classified as held for sale during the Company's 2007 fiscal year. As of June 30, 2008, the Company also has two additional Texas properties that are classified as properties held for sale on the consolidated balance sheet as of June 30, 2008, and as discontinued operations on the consolidated statements of operations. These real estate sales are part of the Company's continuing, overall strategy to sell-off non-strategic assets and properties that are either underperforming or that we consider to have reached their economic maturity or market conditions favor their disposition.

INVESTMENTS

In fiscal 2008, the Company had a loss from investment transactions of $4,240,000 compared to income of $172,000 in fiscal 2007. Few investors were immune from the significant downturns in the domestic and international economies and financial markets that began in fiscal 2008 and we were no exception. We have always cautioned that we cannot expect our future results to be as good from year to year, especially in this uncertain and deeply troubled global and economic environment. It remains management's philosophy to look at investment results over a number of years and not at any one particular period of time.

CONCLUSION

Like most companies we will continue to face significant challenges in fiscal 2009 and beyond. The dramatic downturns in the worldwide economy, financial markets, the fallout from the collapse of the housing and mortgage industry, and the failure of major investment banks, insurance companies, financial institutions and long established companies that began in fiscal 2008 are expected to continue for some time. These unanticipated and, in many cases, unprecedented events had a significant impact on almost everyone, including us. While the immediate future might not appear that bright, it is often in troubled economic times that we can find new opportunities.

We will continue in our efforts to improve the operations and efficiencies of our entire real estate portfolio to make it more productive in the future. We will also continue our comprehensive evaluations of individual properties to meet and address current economic and market conditions We will also test the market and dispose of properties that are either underperforming or that we consider to have reached their economic maturity.

It may be some time before we see a turnaround in the economy, and the business and leisure travel industry is expected to continue to be particularly hard hit. We believe such times present an opportunity for our management team step forward with new and innovative programs, strategies, and concepts to improve operations and to achieve competitive advantages for our Hotel and our rental properties. That is what we intend to do. We look forward to the future and will continue in our efforts to build greater intrinsic values for our Company and its shareholders.

Sincerely,



John V. Winfield
Chairman of the Board

FINANCIAL HIGHLIGHTS ■

	June 30,			
	2008		2007	
Net loss	$	(301,000)	$	(3,592,000)
Basic loss per share	$	(0.13)	$	(1.53)
Weighted average number of common shares outstanding		2,350,591		2,353,695
Shareholders' equity	$	5,129,000	$	5,457,000

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM BURR, PILGER & MAYER LLP

To the Board of Directors and
Shareholders of The InterGroup Corporation:

We have audited the accompanying consolidated balance sheet of The InterGroup Corporation and its subsidiaries (the "Company") as of June 30, 2008, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor have we been engaged to perform, an audit of the Company's internal control over financial reporting for the year ended June 30, 2008. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion for the year ended June 30, 2008. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of June 30, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We have also audited the adjustments to the 2007 consolidated financial statements to retrospectively apply the change in accounting for discontinued operations, as described in Note 5 to the consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2007 financial statements of the Company other than with respect to the adjustments for discontinued operations, and, accordingly, we do not express an opinion or any form of assurance on the 2007 financial statements taken as a whole.



San Francisco, California
September 24, 2008

Report of Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP

To the Board of Directors and
Shareholders of The InterGroup Corporation

In our opinion, the consolidated statements of operations, of shareholders' equity and of cash flows for the year ended June 30, 2007, before the effects of the adjustments to retrospectively reflect the discontinued operations described in Note 5, present fairly, in all material respects, the results of operations and cash flows of The InterGroup Corporation and its subsidiaries for the year ended June 30, 2007, in conformity with accounting principles generally accepted in the United States of America (the 2007 financial statements before the effects of the adjustments discussed in Note 5 are not presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit, before the effects of the adjustments described above, of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect discontinued operations described in Note 5 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have properly applied. Those adjustments were audited by other auditors.

PricewaterhouseCoopers LLP

Irvine, California
September 28, 2007

CONSOLIDATED BALANCE SHEET ■

	June 30, 2008
ASSETS	
Investment in hotel, net	$ 48,122,000
Investment in real estate, net	65,296,000
Properties held for sale	7,064,000
Investment in marketable securities	6,706,000
Other investments, net	6,798,000
Cash and cash equivalents	1,906,000
Restricted cash	1,653,000
Other assets, net	3,796,000
Minority interest of Justice Investors	6,793,000
Total Assets	$ 148,134,000
LIABILITIES AND SHAREHOLDERS' EQUITY	
Liabilities	
Accounts payable and other liabilities	$ 10,462,000
Due to securities brokers	2,633,000
Lines of credit	4,975,000
Mortgage notes payable - hotel	47,482,000
Mortgage notes payable - real estate	61,433,000
Mortgage notes payable - properties held for sale	10,313,000
Deferred income taxes	2,086,000
Total Liabilities	139,384,000
Minority interest	3,621,000
Commitments and Contingencies	
Shareholders' Equity	
Preferred stock, $.01 par value, 100,000 shares authorized; none issued	-
Common stock , $.01 par value, 4,000,000 shares authorized; 3,200,093 shares issued and 2,346,713 outstanding	32,000
Additional paid-in capital	8,791,000
Retained earnings	5,457,000
Treasury stock, at cost, 853,380 shares	(9,151,000)
Total Shareholders' Equity	5,129,000
Total Liabilities and Shareholders' Equity	$ 148,134,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the year ended June 30,		*2008*		*2007*
Hotel operations:				
Hotel and garage revenue	$	37,778,000	$	31,715,000
Operating expenses		(31,359,000)		(28,850,000)
Real estate taxes		(708,000)		(561,000)
Interest expense		(2,858,000)		(2,919,000)
Depreciation and amortization		(4,463,000)		(4,172,000)
Loss from hotel operations		(1,610,000)		(4,787,000)
Real estate operations:				
Rental income		12,635,000		11,049,000
Property operating expense		(4,896,000)		(5,832,000)
Real estate taxes		(1,400,000)		(1,530,000)
Mortgage interest expense		(3,497,000)		(3,548,000)
Depreciation		(2,245,000)		(2,187,000)
Other income		198,000		-
Income (loss) from real estate operations		795,000		(2,048,000)
Investment transactions:				
Net (loss) gain on marketable securities		(1,561,000)		2,769,000
Impairment loss on other investments		(1,253,000)		(1,012,000)
Dividend and interest income		199,000		561,000
Margin interest and trading expenses		(1,625,000)		(2,146,000)
Income (loss) from investment transactions		(4,240,000)		172,000
General and administrative expenses		(1,817,000)		(1,747,000)
Loss before provision for income taxes and minority interest		(6,872,000)		(8,410,000)
Minority interest - Justice Investors, pre-tax		802,000		2,423,000
Loss before income taxes		(6,070,000)		(5,987,000)
Provision for income tax benefit		2,005,000		1,391,000
Loss before minority interest		(4,065,000)		(4,596,000)
Minority interest, net of tax		1,147,000		954,000
Loss from continuing operations		(2,918,000)		(3,642,000)
Discontinued operations:				
Income from discontinued operations		251,000		60,000
Gain on sale of real estate		4,074,000		-
Provision for income tax expense		(1,708,000)		(10,000)
Income from discontinued operations		2,617,000		50,000
Net loss	$	(301,000)	$	(3,592,000)
Basic and diluted loss per share from continuing operations	$	(1.24)	$	(1.55)
Basic and diluted income per share from discontinued operations	$	1.11	$	0.02
Basic and diluted loss per share	$	(0.13)	$	(1.53)
Weighted average number of common shares outstanding		2,350,591		2,353,695

The accompanying notes are an integral part of these consolidated financial statements.

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance at June 30, 2006	3,193,745	$ 32,000	$ 8,675,000	$ 9,350,000	$ (8,814,000)	$ 9,243,000
Net loss				(3,592,000)		(3,592,000)
Issuance of stock	2,400		44,000			44,000
Purchase of treasury stock					(238,000)	(238,000)
Balance at June 30, 2007	3,196,145	32,000	8,719,000	5,758,000	(9,052,000)	5,457,000
Net loss				(301,000)		(301,000)
Issuance of stock	3,948		72,000			72,000
Purchase of treasury stock					(99,000)	(99,000)
Balance at June 30, 2008	3,200,093	$ 32,000	$ 8,791,000	$ 5,457,000	$ (9,151,000)	$ 5,129,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended June 30,	*2008*	*2007*
Cash flows from operating activities:		
Net loss	$ (301,000)	$ (3,592,000)
Adjustments to reconcile net loss to cash provided by operating activities:		
Gain on sale of real estate	(4,074,000)	-
Depreciation and amortization	6,708,000	6,849,000
Net unrealized loss on investments	3,440,000	667,000
Impairment loss on other investments	1,253,000	1,012,000
Minority interest	(1,949,000)	(3,377,000)
Stock compensation expense	72,000	44,000
Changes in assets and liabilities:		
Other assets	(218,000)	571,000
Investment in marketable securities	7,617,000	10,756,000
Other investments	(2,757,000)	(1,962,000)
Accounts payable and other liabilities	(1,935,000)	2,273,000
Due to securities broker	(5,502,000)	(3,397,000)
Obligations for securities sold	(1,485,000)	(5,150,000)
Deferred taxes	(404,000)	(1,391,000)
Net cash provided by operating activities	465,000	3,303,000
Cash flows from investing activities:		
Investment in hotel	(2,931,000)	(2,355,000)
Investment in real estate	(1,111,000)	(920,000)
Net proceeds from the sale of real estate	7,739,000	-
Investment in Santa Fe	(154,000)	(239,000)
Investment in Portsmouth	(216,000)	(77,000)
Restricted cash	2,456,000	(1,397,000)
Net cash provided by (used in) investing activities	5,783,000	(4,988,000)
Cash flows from financing activities:		
Borrowings from mortgage notes payable	12,550,000	19,325,000
Principal payments on mortgage notes payable	(18,943,000)	(17,679,000)
Net draw on line of credit	717,000	-
Purchase of treasury stock	(99,000)	(238,000)
Distribution to minority partners	(725,000)	(500,000)
Net cash (used in) provided by financing activities	(6,500,000)	908,000
Net decrease in cash and cash equivalents	(252,000)	(777,000)
Cash and cash equivalents at beginning of year	2,158,000	2,935,000
Cash and cash equivalents at the end of year	$ 1,906,000	$ 2,158,000
Supplemental information:		
Income tax paid	$ 193,000	$ 125,000
Interest paid	$ 7,569,000	$ 8,079,000
Supplemental disclosure of non-cash activities:		
Consolidation of Justice Investors as of July 1, 2006		
Gross components:		
Assets (including cash of $2,352,000)		$ (42,975,000)
Liabilities		52,366,000
Investment in Justice		(7,321,000)
Minority interest		(2,343,000)

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Description of the Business

The InterGroup Corporation, a Delaware corporation, ("InterGroup" or the "Company") was formed to buy, develop, operate and dispose of real property and to engage in various investment activities to benefit the Company and its shareholders.

As of June 30, 2008, the Company had the power to vote 79.9% of the voting shares of Santa Fe Financial Corporation ("Santa Fe"), a public company (OTCBB: SFEF). This percentage includes the power to vote an approximately 4% interest in the common stock in Santa Fe owned by the Company's Chairman and President pursuant to a voting trust agreement entered into on June 30, 1998.

Santa Fe's revenue is primarily generated through the management of its 68.8% owned subsidiary, Portsmouth Square, Inc. ("Portsmouth"), a public company (OTCBB: PRSI). InterGroup also directly owns approximately 11.7% of the common stock of Portsmouth. Portsmouth has a 50.0% limited partnership interest in Justice and serves as one of the two general partners. The other general partner, Evon Corporation ("Evon"), serves as the managing general partner. As discussed in Note 2, the financial statements of Justice are consolidated with those of the Company, effective the fiscal year beginning July 1, 2006.

Justice owns a 544 room hotel property located at 750 Kearny Street, San Francisco, California, known as the "Hilton San Francisco Financial District" (the "Hotel") and related facilities, including a five level parking garage. The Hotel was temporarily closed for major renovations from May 2005 to January 2006. The total construction costs related to the renovation project was approximately $37 million.

The Hotel is operated by the Partnership as a full service Hilton brand hotel pursuant to a Franchise License Agreement with Hilton Hotels Corporation. Justice also has a Management Agreement with Prism Hospitality L.P. ("Prism") to perform the day-to-day management functions of the Hotel. The Partnership also derives income from the lease of the parking garage to Evon and a lease of a portion of the lobby level of the Hotel to a day spa operator. Portsmouth also receives management fees as a general partner of Justice for its services in overseeing and managing the Partnership's assets. Those fees are eliminated in consolidation.

In addition to the operations of the Hotel, the Company also generates income from the ownership of real estate. Properties include apartment complexes, commercial real estate, and two single-family houses as strategic investments. The properties are located throughout the United States, but are concentrated in Texas and Southern California. The Company also has investments in unimproved real property. Most of the Company's residential rental properties are managed by professional third party property management companies.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all controlled subsidiaries. All significant inter-company transactions and balances have been eliminated.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (Continued)

Investment in Hotel, Net

The Hotel property and equipment are stated at cost less accumulated depreciation. Building and improvements are being depreciated on a straight-line basis over their estimated useful lives ranging from 5 to 39 years. Furniture, fixtures and equipment are being depreciated on a straight-line basis over their estimated useful lives ranging from 5 to 7 years.

Repairs and maintenance are charged to expense as incurred, and costs of significant renewals and improvements are capitalized.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144 "Accounting for Impairment or Disposal of Long-Lived Assets", the Company reviews its investment in Hotel for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If expected future cash flows (undiscounted and excluding interest costs) are less than the carrying value of the asset, the asset is written down to its estimated fair value. The estimation of expected future net cash flows is inherently uncertain and relies to a considerable extent on assumptions regarding current and future economic and market conditions, and the availability of capital. If, in future periods, there are changes in the estimates or assumptions incorporated into the impairment review analysis, the changes could result in an adjustment to the carrying amount of the long-lived asset. No impairment losses on the investment in Hotel have been recorded for the years ended June 30, 2008 and 2007.

Investment in Real Estate, Net

Rental properties are stated at cost less accumulated depreciation. Depreciation of rental property is provided on the straight-line method based upon estimated useful lives of 5 to 40 years for buildings and improvements and 5 to 10 years for equipment. Expenditures for repairs and maintenance are charged to expense as incurred and major improvements are capitalized.

In accordance with SFAS No. 144, the Company also reviews its rental property assets for impairment. No impairment losses on the investment in real estate have been recorded for the years ended June 30, 2008 and 2007.

Properties held for sale – Discontinued Operations

Properties are classified as held for sale when management commits to a plan to sell the asset, the asset is available for immediate sale, an active program to locate a buyer has been initiated, the sale of the asset is probable, the sale of the asset is actively marketed and it is unlikely that significant changes to the sale plan will be made or withdrawn. As of June 30, 2008, the Company had two properties classified as held for sale in accordance with SFAS No. 144, which requires that depreciation on these properties be stopped.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (Continued)

Under the provisions of the Statement of Financial Accounting Standards No.144, Accounting for Impairment or Disposal of Long-Lived Assets, for properties disposed of during the year or for properties for which the Company actively markets for sale at a price that is reasonable in relation to its market value, the properties are required to be classified as held for sale on the balance sheet and accounted for under discontinued operations in the statement of operations. The revenues and expenses from the operation of these properties have been reclassified from continuing operations for the years ended June 30, 2008 and 2007 and reported as income from discontinued operations in the consolidated statements of operations.

Investment in Marketable Securities

Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading securities with all unrealized gains and losses on the Company's investment portfolio recorded through the consolidated statements of operations.

Other Investments

Other investments in non-marketable securities are carried at cost net of any impairment loss. The Company has no significant influence or control over the entities that issue these investments. These investments are reviewed on a periodic basis for other-than-temporary impairment. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include but are not limited to: (i) the length of time an investment is in an unrealized loss position, (ii) the extent to which fair value is less than cost, (iii) the financial condition and near term prospects of the issuer and (iv) our ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. For the years ended June 2008 and 2007, the Company recorded impairment losses related to other investments of $1,253,000 and $1,012,000, respectively.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with an original maturity of three months or less when purchased and are carried at cost, which approximates fair value. The Company maintains most of its cash balances at one financial institution. The Federal Deposit Insurance Corporation insures balances up to $100,000 in the aggregate per depositor.

Restricted Cash

Restricted cash is comprised of amounts held by lenders for payment of real estate taxes, insurance, replacement reserves for the operating properties and tenant security deposits that are invested in certificates of deposit.

Other Assets, Net

Other assets include accounts receivable from Hotel and rental property, inventory, prepaid expenses, loan fees and franchise fees. Loan fees are stated at cost and amortized over the term of the loan using the straight-line method which approximates the effective interest method. Franchise fees are stated at cost and amortized over the life of the agreement of 15 years.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (Continued)

Accounts receivable from the Hotel and rental property customers are carried at cost less an allowance for doubtful accounts that is based on management's assessment of the collectibility of accounts receivable. The Company extends unsecured credit to its customers but mitigates the associated credit risk by performing ongoing credit evaluations of its customers.

Minority Interest

Minority interests in the net assets and earnings or losses of consolidated subsidiaries are reflected in the caption "Minority interest" in the Company's consolidated balance sheet and consolidated statements of operations. Minority interest adjusts the Company's consolidated results of operations to reflect only the Company's share of the earnings or losses of the consolidated subsidiaries. As of June 30, 2008, the Company reported the minority interest of Justice Investors as an asset in the consolidated balance sheet as the result of the accumulated deficit at Justice Investors. Management believes the accumulated deficit is considered temporary as the Hotel was temporarily closed to undergo major renovations from May 2005 to January 2006. The Company expects the Hotel to be profitable, thereby reversing the accumulated deficit in the future.

Due to Securities Broker

The Company may utilize margin for its marketable securities purchases through the use of standard margin agreements with national brokerage firms. Various securities brokers have advanced funds to the Company for the purchase of marketable securities under standard margin agreements. These advanced funds are recorded as a liability.

Obligation for Securities Sold

Obligation for securities sold represents the fair market value of shares sold with the promise to deliver that security at some future date and the fair market value of shares underlying the written call options with the obligation to deliver that security when and if the option is exercised. The obligation may be satisfied with current holdings of the same security or by subsequent purchases of that security. Unrealized gains and losses from changes in the obligation are included in the statement of operations.

Treasury Stock

The Company records the acquisition of treasury stock under the cost method.

Fair Value of Financial Instruments

The recorded values of cash and cash equivalents, accounts receivable, marketable securities, amounts due to securities brokers, accounts payable and accrued expenses approximate their fair values based on their short-term nature. As of June 30, 2008, the recorded value of mortgage notes payable approximates the fair value as the related interest rate is in line with market rates.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (Continued)

Revenue Recognition

Room revenues are recognized on the date upon which a guest occupies a room and or utilizes the Hotel's services.

Food and beverage revenues are recognized upon delivery.

Rental revenues from the garage and other are recognized on the straight-line method of accounting under which contractual rent payment increases are recognized evenly over the lease term, regardless of when the rent payments are received by Justice. The leases contain provisions for base rent plus a percentage of the lessees' revenues, which are recognized when earned.

Revenue recognition from apartment rentals commences when an apartment unit is placed in service and occupied by a rent-paying tenant. Apartment units are leased on a short-term basis, with no lease extending beyond one year.

Income Taxes

The provision for income tax expense or benefit differs from the amounts of income taxes currently payable because certain items of income and expense included in the consolidated financial statements are recognized in different time periods by taxing authorities. Deferred income taxes are determined using the liability method. A deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates. Deferred tax expense is the result of changes in the amount of deferred income taxes during the period. Deferred tax assets, including net operating loss and tax credit carry forwards, are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that any portion of these tax attributes will not be realized. As of June 30, 2008, a valuation allowance of $1,171,000 was recorded against the Company's deferred tax assets.

From time to time, management must assess the need to accrue or disclose a possible loss contingency for proposed adjustments from various federal, state and foreign tax authorities that regularly audit the company in the normal course of business. In making these assessments, management must often analyze complex tax laws of multiple jurisdictions.

The Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48(FIN 48), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, effective July 1, 2007. FIN 48 clarifies the accounting for uncertainty in tax positions. FIN 48 requires that the Company recognize the impact of a tax position in the Company's financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The adoption of FIN 48 did not have a material impact on the Company's consolidated financial statements. The Company recognizes interest and penalties related to uncertain income tax positions in income tax expense. There were no interest and penalties related to uncertain income tax positions that were accrued as of June 30, 2008 and during the period there were no changes in individual or aggregate unrecognized tax positions. The Company's income tax returns for the years ended June 30, 2004 to the present are subject to examination by major taxing authorities.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (Continued)

Environmental Remediation Costs

Liabilities for environmental remediation costs are recorded and charged to expense when it is probable that obligations have been incurred and the amounts can be reasonably estimated. Recoveries of such costs are recognized when received. As of June 30, 2008, there were no liabilities for environmental remediation.

Stock-Based Compensation Plans

As of June 30, 2008, the Company currently has two stock compensation plans, which are more fully described in Note 17. On July 1, 2006, the Company implemented Statement of Financial Accounting Standards 123 (Revised), "Share-Based Payments" ("SFAS No. 123R") which replaced SFAS No. 123 and supersedes Opinion No. 25 and the related implementation guidance. SFAS No. 123R addresses accounting for equity-based compensation arrangements, including employee stock options. The Company adopted the "modified prospective method" where stock-based compensation expense is recorded beginning on the adoption date and prior periods are not restated. Under this method, compensation expense is recognized using the fair-value based method for all new awards granted after July 1, 2006. Additionally, compensation expense for unvested stock options that are outstanding at July 1, 2006 is recognized over the requisite service period based on the fair value of those options as previously calculated at the grant date under the pro-forma disclosures of SFAS 123. The fair value of each grant is estimated using the Black-Scholes option pricing model.

Earnings Per Share

Basic income (loss) per share is computed by dividing net income(loss) available to common stockholders by the weighted average number of common shares outstanding. The computation of diluted income (loss) per share is similar to the computation of basic earnings per share except that the weighted-average number of common shares is increased to include the number of additional common shares that would have been outstanding if potential dilutive common shares had been issued. The Company's only potentially dilutive common shares are stock options. As of June 30, 2008, the Company had 373,500 stock options that were considered potentially dilutive common shares and 16,500 stock options that were considered anti-dilutive. As of June 30, 2007, the Company had 371,250 stock options that were considered potentially dilutive common shares and 33,750 stock options that were considered anti-dilutive. However, the basic and diluted loss per share are the same as the result of the Company having a net loss from continuing operations for the years ended June 30, 2008 and 2007.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Reclassifications

Certain prior year balances have been reclassified to conform with the current year presentation.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (Continued)

Recent Accounting Pronouncements

In May 2008, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 162 (SFAS No. 162), The Hierarchy of Generally Accepted Accounting Principles. This new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with GAAP for nongovernmental entities. SFAS No. 162 will become effective 60 days following the Securities and Exchange Commission's (SEC) approval of the Public Company Accounting Oversight Board amendments (PCAOB) to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company is currently evaluating the potential impact of SFAS No. 162 on its financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, and amendment to Accounting Research Bulletin (ARB) No. 51," (SFAS No. 160). This standard prescribes the accounting by a parent company for minority interests held by other parties in a subsidiary of the parent company. SFAS No. 160 is effective for the Company for fiscal year ending June 30, 2010. The Company is currently assessing the impact of SFAS No. 160 on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159). SFAS No. 159 provides entities with an irrevocable option to report selected financial assets and financial liabilities at fair value. It also establishes presentation and disclosure requirements that are designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The provisions of SFAS No. 159 are effective for the Company for the fiscal year ending June 30, 2009. The Company is currently evaluating the impact of the provisions of SFAS No. 159 on its financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"), which replaces SFAS No. 141. SFAS 141R establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R is to be applied prospectively to business combinations for which the acquisition date is on or after an entity's fiscal year that begins after December 15, 2008. The provisions of SFAS 141R are effective for the Company for the fiscal year ending June 30, 2010. The Company is currently assessing the impact of SFAS 141R on its financial statements.

NOTE 2 – JUSTICE INVESTORS

On July 14, 2005, the FASB issued Staff Position (FSP) SOP 78-9-1, "Interaction of AICPA Statement of Position 78-9 and EITF Issue No. 04-5" to amend the guidance in AICPA Statement of Position 78-9, "Accounting for Investments in Real Estate Ventures" (SOP 78-9) to be consistent with the consensus in Emerging Issues Task Force Issue No. 04-5 "Determining Whether a General Partner, or General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" (Issue 04-5). FSP SOP 78-9-1 eliminated the concept of "important rights" in paragraph .09 of SOP 78-9 and replaces it with the concepts of "kick out rights" and "substantive participating rights" as defined in Issue 04-5. In accordance with guidance set forth in FSP SOP 78-9-1, Portsmouth has applied the principles of accounting applicable for investments in subsidiaries due to its substantial limited partnership interest and general partnership rights and has consolidated the financial statements of Justice with those of the Company effective as of July 1, 2006. For the year ended June 30, 2008 and 2007, the results of operations for Justice were consolidated with those of the Company.

Since the Hotel was temporarily closed to undergo major renovations from May 31, 2005 through January 12, 2006, there was no income from operations of the Hotel. Management anticipated losses during that period and for a period of time after the reopening as the Hotel ramped up its operations. To meet its substantial financial commitments for the renovation and repositioning of the Hotel, the Partnership had to rely on additional borrowings to meet its obligations. The value of the Hotel was adequate to serve as collateral for such lending facilities which provided the financial resources to meet its obligations. As a result of the renovation and repositioning of the Hotel and the operating losses incurred during the temporary closure and transition of the Hotel to a Hilton, the Partnership had an accumulated deficit as of June 30, 2008. Management considers that accumulated deficit to be temporary as the Hotel is now generating operating income before depreciation and amortization which has continued to improve since the Hotel's reopening. For the year ended June 30, 2008, the Partnership had a net loss of $1,610,000, which included approximately $4.5 million in non cash charges for depreciation and amortization. For the year ended June 30, 2007, the Partnership had a net loss of $4,787,000, which included approximately $4.2 million in non cash charges for depreciation and amortization. Management also believes that the revenues expected to be generated from the operations of the Hotel and the Partnership's leases will be sufficient to meet all of the Partnership's current and future obligations and financial requirements.

NOTE 3 – INVESTMENT IN HOTEL, NET

Hotel property and equipment as of June 30, 2008 consisted of the following:

	Cost	Accumulated Depreciation	Net Book Value
Land	$ 2,738,000	$ -	$ 2,738,000
Furniture and equipment	16,279,000	(8,005,000)	8,274,000
Building and improvements	53,486,000	(16,376,000)	37,110,000
	$ 72,503,000	$ (24,381,000)	$ 48,122,000

NOTE 3 - INVESTMENT IN HOTEL, NET (Continued)

Depreciation expense for the years ended June 30, 2008 and 2007 were $4,408,000 and $4,128,000 respectively.

The Partnership leases certain equipment under agreements that are classified as capital leases. The cost of equipment under capital leases was $958,000 as of June 30, 2008. The accumulated amortization on capital leases was $478,000 as of June 30, 2008.

Note 4 – INVESTMENT IN REAL ESTATE, NET

At June 30, 2008, the Company's investment in real estate consisted of twenty-four properties located throughout the United States. These properties include eighteen apartment complexes, two single-family houses as strategic investments, and two commercial real estate properties, one of which serves as the Company's corporate headquarters. The Company also owns two unimproved real estate properties located in Austin, Texas and Maui, Hawaii.

As of June 30, 2008, investment in real estate included the following:

Land	$ 24,735,000
Buildings, improvements and equipment	60,778,000
Accumulated depreciation	(20,217,000)
	$ 65,296,000

Depreciation expense from continuing operations for the years ended June 30, 2008 and 2007, was $2,245,000 and $2,187,000, respectively.

NOTE 5 – PROPERTIES HELD FOR SALE AND DISCONTINUED OPERATIONS

As of June 30, 2008, the Company had two properties located in Texas classified as held for sale. The revenues and expenses from the operation for these properties along with the properties that were sold and/or listed as held for sale for the years ended June 30, 2008 and 2007, respectively, have been reclassified from continuing operations and reported as income from discontinued operations in the consolidated statements of operations for the respective years.

Revenues and expenses from the operation of these properties for the years ended June 30, 2008 and 2007 are summarized as follows:

For the years ended June 30,	2008	2007
Revenues	$ 2,823,000	$ 3,814,000
Expenses	(2,572,000)	(3,754,000)
Income from discontinued operations	$ 251,000	$ 60,000

NOTE 5 – PROPERTIES HELD FOR SALE AND DISCONTINUED OPERATIONS (Continued)

Depreciation and amortization expense from discontinued operations for the years ended June 30, 2008 and 2007, was $172,000 and $490,000, respectively.

In August 2007, the Company sold its 224-unit apartment complex located in Irving, Texas for $8,050,000 and recognized a gain on the sale of real estate of $4,074,000 which is included in discontinued operations. This property was classified as property held for sale on the consolidated balance sheet as of June 30, 2007. The Company received net proceeds after selling costs of $7,739,000 and paid off the related outstanding mortgage note payable of $4,007,000.

NOTE 6 – INVESTMENT IN MARKETABLE SECURITIES

At June 30, 2008, all of the Company's marketable securities are classified as trading securities. In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the change in the unrealized gains and losses on these investments are included the statement of operations. Trading securities are summarized as follows:

As of June 30, 2008:

Investment	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Net Unrealized Gain	Market Value
Corporate Equities	$ 5,869,000	$ 2,217,000	$ (1,290,000)	$ 837,000	$ 6,706,000

As of June 30, 2008, the Company had $708,000 of unrealized losses related to securities held for over one year.

Net gain (loss) on marketable securities on the statement of operations is comprised of realized and unrealized gain (loss). Below is the composition of the two components for the years ended June 30, 2008 and 2007.

For the year ended June 30,	**2008**	**2007**
Realized gain on marketable securities	$ 1,879,000	$ 3,436,000
Unrealized loss on marketable securities	(3,440,000)	(667,000)
	$ (1,561,000)	$ 2,769,000

As part of the investment strategies, the Company may assume short positions in marketable securities. Short sales are used by the Company to potentially offset normal market risks undertaken in the course of its investing activities or to provide additional return opportunities. As of June 30, 2008, the Company had no obligations for securities sold (equities short) and had no naked short positions.

NOTE 7 – OTHER INVESTMENTS, NET

As of June 30, 2008, the Company had net other investments of $6,798,000, which consist of the following:

Type	Other Investments, Net
Private equity hedge fund	$ 6,434,000
Corporate debt instruments	64,000
Other	300,000
	$ 6,798,000

In accordance with Emerging Issues Task Force No. 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", the Company recorded impairment losses $1,253,000 and $1,012,000, respectively, during the years ended June 30, 2008 and 2007.

In June 2008, the Company entered into an agreement to make additional investments in corporate debt instruments in the aggregate amount of $1,250,000. In addition, the Company's chairman agreed to invest in a like amount and on the same terms as the Companies. As of June 30, 2008, a total of $250,000 of the investment was made by the Company, leaving an aggregate remaining commitment from the Companies of $1,000,000. Subsequent to year end, additional investment funding was made in July and August 2008 in the total amount of $500,000, reducing the remaining commitment to $500,000.

Note 8 – OTHER ASSETS, NET

Other assets consist of the following as of June 30, 2008:

Accounts receivable, net	$ 1,140,000
Prepaid expenses	1,001,000
Inventory	539,000
Miscellaneous, net	1,116,000
Total other assets	$ 3,796,000

NOTE 9 – LINE OF CREDIT

In April 2004, the Company obtained a revolving $5,000,000 line of credit ("LOC"). The LOC carries a variable interest rate of 6.25% (lender's base rate plus 1%) as of June 30, 2008. Interest is paid on a monthly basis. As of June 30, 2008, the balance of the LOC was $3,462,000. The LOC was subsequently paid off as of September 10, 2008.

The Partnership has available a line of credit with a bank for $3,000,000 that expires on February 2, 2009. The interest rate is LIBOR plus 2% per annum or is based on the Wall Street Journal Prime Rate less 0.5% per annum, floating, as selected by the Partnership for each advance. The interest rate at June 30, 2008 was 4.50%. As of June 30, 2008, the outstanding balance on the line of credit was $1,513,000.

Borrowings under the line of credit are subject to certain financial covenants, which are measured annually at December 31 of each year. The Partnership was not in compliance with certain covenants at December 31, 2007. The Partnership received a waiver of such non-compliance from the bank in June 2008.

NOTE 10 – MORTGAGE NOTES PAYABLE

As of June 30, 2008, the Company had mortgage debt outstanding of $119,228,000. The two Hotel mortgages both carry fixed rates. The property mortgages carry variable rates from 6.70% to 8.44% and fixed rates ranging from 4.35% to 7.95%.

Each mortgage is secured by its respective land and building. Mortgage notes payable secured by real estate are comprised of the following information as of June 30, 2008:

Property	Number of Units	Note Origination Date		Note Maturity Date			Mortgage Balance	Interest Rate
SF Hotel	544 rooms	July	2005	August	2015	$	28,735,000	5.22%
SF Hotel	544 rooms	March	2005	August	2015		18,747,000	6.42%
		Mortgage notes payable - hotel				**$**	**47,482,000**	
Florence	157	June	2005	July	2014	$	4,146,000	4.96%
Las Colinas	358	April	2004	May	2013		19,089,000	4.99%
Morris County	151	April	2003	May	2013		9,788,000	5.43%
St. Louis	264	May	2008	May	2013		5,700,000	6.73%
Los Angeles	24	May	2001	April	2031		1,640,000	7.15%
Los Angeles	5	September	2000	August	2030		414,000	7.59%
Los Angeles	2	January	2002	February	2032		424,000	6.45%
Los Angeles	1	February	2001	December	2030		449,000	8.44%
Los Angeles	31	September	2003	August	2033		3,848,000	4.35%
Los Angeles	30	August	2007	September	2022		6,850,000	5.97%
Los Angeles	27	October	1999	October	2029		1,751,000	7.73%
Los Angeles	14	December	1999	November	2029		1,034,000	7.89%
Los Angeles	12	November	2003	December	2018		985,000	6.38%
Los Angeles	9	February	2000	December	2029		774,000	7.95%
Los Angeles	8	May	2001	November	2029		539,000	7.00%
Los Angeles	7	November	2003	December	2018		1,018,000	6.38%
Los Angeles	4	November	2003	December	2018		693,000	6.38%
Los Angeles	1	October	2003	November	2033		491,000	5.75%
Los Angeles	Office	May	1999	April	2009		1,081,000	7.76%
Los Angeles	Office	September	2000	December	2013		719,000	6.71%
		Mortgage notes payable - real estate				**$**	**61,433,000**	
Austin	249	June	2003	July	2023	$	7,497,000	5.46%
San Antonio	132	November	1998	December	2008		2,816,000	6.62%
		Mortgage notes payable - properties held for sale				**$**	**10,313,000**	

On July 27, 2005, Justice entered into a first mortgage loan with The Prudential Insurance Company of America in a principal amount of $30,000,000 (the "Prudential Loan"). The term of the Prudential Loan is for 120 months at a fixed interest rate of 5.22% per annum. The Prudential Loan calls for monthly installments of principal and interest in the amount of approximately $165,000, calculated on a 30-year amortization schedule. The Loan is collateralized by a first deed of trust on the Partnership's Hotel property, including all improvements and personal property thereon and an assignment of all present and future leases and rents. The Prudential Loan is without recourse to the limited and general partners of Justice.

NOTE 10 – MORTGAGE NOTES PAYABLE (Continued)

In March 2007, Justice entered into a second mortgage loan with The Prudential Insurance Company of America (the "Second Prudential Loan") in a principal amount of $19,000,000. The term of the Second Prudential Loan is for approximately 100 months and matures on August 5, 2015, the same date as the Partnership's first mortgage loan with Prudential. The Second Prudential Loan is at a fixed interest rate of 6.42% per annum and calls for monthly installments of principal and interest in the amount of approximately $119,000, calculated on a 30-year amortization schedule. The Loan is collateralized by a second deed of trust on the Partnership's Hotel property, including all improvements and personal property thereon and an assignment of all present and future leases and rents. The Loan is without recourse to the limited and general partners of Justice. From the proceeds of the Second Prudential Loan, Justice retired its existing line of credit facility with United Commercial Bank ("UCB") paying off the outstanding balance of principal and interest of approximately $16,403,000 on March 27, 2007.

In May 2008, the Company refinanced its $5,136,000 mortgage note on its 264-unit complex located in St. Louis, Missouri and obtained a new mortgage note payable in the amount of $5,700,000. The term of the note is 5 years with a fixed interest rate of 6.16%. In July 2008, the Company modified this note and borrowed an additional $500,000. The term and interest rate on the amended note of $6,194,000 remain the same.

In August 2007, the Company refinanced its $7,203,000 construction loan on its 30-unit apartment complex located in Los Angeles, California and obtained a mortgage note payable in the amount of $6,850,000. The term of the note is 15 years, with interest only for the first two years. The interest is fixed at 5.97%.

The annual combined aggregate principal payments on the mortgage notes payable for the five-year period commencing July 1, 2008, and thereafter, are as follows:

For the year ending June 30,		
2009	$	1,927,000
2010		5,814,000
2011		2,153,000
2012		2,293,000
2013		2,413,000
Thereafter		104,628,000
Total	$	119,228,000

NOTE 11 – HOTEL RENTAL INCOME

The Partnership has a lease agreement with Evon for the use of the parking garage expiring in November 2010. The lease provides the Partnership with minimum monthly payments of $20,000 and additional contingent rental income based on 60% of the gross parking revenues. For the years ended June 30, 2008 and 2007, the Partnership recorded rental income from Evon of $1,602,000 and $1,533,000, respectively. This income is included with the hotel and garage revenue on the consolidated statements of operations.

The Partnership has a lease agreement with Tru Spa, LLC for the use of the spa facilities expiring in May 2013. The lease provides the Partnership with minimum monthly payments of $14,000, subject to increases based on the Consumer Price Index.

NOTE 11 – HOTEL RENTAL INCOME (Continued)

Future minimum rentals to be received under existing non-cancelable operating leases as of June 30, 2008 for each of the next five years and in the aggregate are:

For the year ended June 30,	Parking Garage	Spa Facilities	Total
2009	$ 237,000	$ 165,000	$ 402,000
2010	237,000	165,000	402,000
2011	99,000	165,000	264,000
2012	-	165,000	165,000
2013	-	151,000	151,000
	$ 573,000	$ 811,000	$ 1,384,000

NOTE 12 – HOTEL MANAGEMENT AGREEMENT

On February 2, 2007, the Partnership entered into an agreement with Prism to manage and operate the Hotel as its agent. The agreement is effective for a term of ten years, unless the agreement is extended or terminated earlier as provided in the agreement. Under the management agreement, the Partnership is required to pay the base management fees of 2.5% of gross operating revenues for the fiscal year. However, 0.75% of the stated management fee is due only if the partially adjusted net operating income for the fiscal year exceeded the amount of the Partnership's return for the fiscal year. Prism is also entitled to an incentive management fee if certain milestones are accomplished. No incentive fees were earned during the year ended June 30, 2008. Management fees paid to Prism during the years ended June 30, 2008 and 2007 were $571,000 and $212,000, respectively.

Prior to the Prism management agreement, the Hotel was managed and operated by Dow Hotel Company LLC (Dow). Under the Dow management agreement, the Partnership was to pay base management fees of 2.5% of gross operating revenues for the fiscal year. However, 0.75% of the stated management fee is due only if the partially adjusted net operating income for the fiscal year exceeded the amount of the Partnership's return ($7 million). Dow was also entitled to incentive management fees if certain milestones were accomplished. No incentive management fees were paid during the year ended June 30, 2007. Management fees paid to Dow during the year ended June 30, 2007 was $311,000.

NOTE 13 – HILTON FRANCHISE LICENSE AGREEMENT

Partnership entered into a Franchise License Agreement with Hilton Hotels Corporation (the "Hilton Franchise Agreement") on December 10, 2004 for the right to operate the Hotel as a Hilton brand hotel. The term of the Hilton Franchise Agreement is for 15 years commencing on the opening date of the Hotel, January 12, 2006, with an option to extend that Agreement for another five years, subject to certain conditions.

NOTE 13 – HILTON FRANCHISE LICENSE AGREEMENT (Continued)

Beginning on the opening date, the Partnership pays monthly royalty fees for the first two years of three percent (3%) of the Hotel's gross room revenue for the preceding calendar month; the third year will be four percent (4%) of the Hotel's gross room revenue; and the fourth year until the end of the term will be five percent (5%) of the Hotel's gross room revenue. The Partnership also pays a monthly program fee of four percent (4%) of the Hotel's gross revenue. The amount of the monthly program fee is subject to change; however, the increase can not exceed one percent of the Hotel gross room revenue in any calendar year, and the cumulative increases in the monthly fees will not exceed five percent (5%) of gross room revenue. For the years ended June 30, 2008 and 2007, the royalty fees and program fees (collectively "Franchise fees") were $2,181,528 and $1,702,000, respectively.

The Partnership also pays Hilton a monthly information technology recapture charge of 0.75% of the Hotel's gross revenues. For the years ended June 30, 2008 and 2007, those charges were $221,000 and $183,000, respectively.

NOTE 14 – GENERAL PARTNERS COMPENSATION

Effective May 31, 2004, and as amended on February 23, 2006, the Partnership entered into a new General Partner Compensation Agreement (the "Compensation Agreement") with its two general partners, Evon and Portsmouth, to compensate them for their services to the Partnership, including the repositioning of the Hotel, the active oversight of its operations and the management of the Partnership's assets. The Compensation Agreement provides for annual base compensation equal to 1.5% of gross revenues for the fiscal year, payable in monthly installments, with a minimum annual base compensation of $262,000, subject to CPI percentage adjustments. From the minimum annual base compensation, 80% is to be paid to Evon as the managing general partner, and 20% is to be paid to Portsmouth as the other general partner. Base annual compensation in excess of the minimum is payable in equal amounts to Evon and Portsmouth. The maximum annual compensation that can be earned by the general partners is 1.5% of $40,000,000 of gross revenues, subject to CPI percentage adjustments. The Compensation Agreement will continue to remain in effect until otherwise amended by the Partnership.

During the years ended June 30, 2008 and 2007, the general partners were paid $285,000 and $283,000, respectively, for the minimum base compensation. For the years ended June 30, 2008 and 2007, additional compensation earned above the minimum base compensation was $232,000 and $184,000, respectively. Pursuant to the Compensation Agreement, the general partners are also eligible for incentive compensation based upon 5% of net operating income of the Partnership in excess of $7 million. No incentive compensation was earned during the years ended June 30, 2008 and 2007.

In accordance with the Compensation Agreement as restated on February 23, 2006, the general partners were entitled to certain fees for services rendered to the Partnership with the respect to repositioning the Hotel, which were to be paid equally to both general partners. The payments were due after six milestones in the restoration of the Hotel. As of June 30, 2007, all milestones had been achieved and all repositioning fees had been paid. There were no repositioning fees earned during the year ended June 30, 2008. For the year ended June 30, 2007, repositioning fees earned totaled $379,000.

NOTE 15 – INCOME TAXES

The provision for the Company's income tax benefit (expense) is comprised of the following:

For the years ended June 30,	2008			2007		
	Operations	Discontinued Operations	Total	Operations	Discontinued Operations	Total
Current tax expense	$ (107,000)		$ (107,000)	$ -	$ (10,000)	$ (10,000)
Deferred tax benefit (expense)	2,112,000	(1,708,000)	404,000	1,391,000	-	1,391,000
	$ 2,005,000	$ (1,708,000)	$ 297,000	$ 1,391,000	$ (10,000)	$ 1,381,000

The provision for income taxes differs from the amount of income tax computed by applying the federal statutory income tax rate to income before taxes as a result of the following differences:

For the years ended June 30,	2008	2007
Income tax at federal statutory rates	34.0%	34.0%
State income taxes, net of federal benefit	12.4%	5.2%
Dividend received deduction	1.5%	1.5%
Other adjustments	-11.9%	-3.2%
Valuation allowance	-19.0%	-14.2%
Total income tax benefit	17.0%	23.3%

The components of the deferred tax asset and liabilities as of June 30, 2008, are as follows:

Deferred tax assets:	
Net operating loss carryforwards	$ 8,435,000
Other investment impairment reserve	649,000
Accruals and reserves	929,000
Valuation allowance	(1,171,000)
	8,842,000
Deferred tax liabilities:	
Deferred real estate gains	(8,831,000)
Unrealized gains on marketable securities	(363,000)
Depreciation	(47,000)
Equity earnings	(1,380,000)
State taxes	(307,000)
	(10,928,000)
Net deferred tax liability	$ (2,086,000)

NOTE 15 – INCOME TAXES (Continued)

As of June 30, 2008, the Company had net operating losses(NOLs) of $20,562,000 and $18,840,000 for federal and state purposes, respectively. Below is the break-down of the NOLs for InterGroup, Santa Fe and Portsmouth. The carryforward expires in varying amounts through the year 2025.

	Federal	State
InterGroup	$ 5,747,000	$ 7,369,000
Santa Fe	4,514,000	1,445,000
Portsmouth	10,301,000	10,026,000
	$ 20,562,000	$ 18,840,000

NOTE 16 – SEGMENT INFORMATION

The Company operates in three reportable segments, the operations of its multi-family residential properties, the operation of the hotel, and the investment of its cash and securities assets. These three operating segments, as presented in the financial statements, reflect how management internally reviews each segment's performance. Management also makes operational and strategic decisions based on this same information.

Information below represents reported segments for the years ended June 30, 2008 and 2007. Operating income for rental properties consist of rental income. Operating income (loss) from hotel operations consist of the operations of the hotel and garage. Operating income for investment transactions consist of net investment gain (loss) and dividend and interest income.

NOTE 16 – SEGMENT INFORMATION (Continued)

As of and For the year ended June 30, 2008	Hotel Operations	Real Estate Operations	Investment Transactions	Other	Subtotal	Discontinued Operations	Total
Operating income (loss)	$ 37,778,000	$ 12,833,000	$ (1,362,000)	$ -	$ 49,249,000	$ 2,823,000	$ 52,072,000
Operating expenses	(39,388,000)	(12,038,000)	(2,878,000)	-	(54,304,000)	(2,572,000)	(56,876,000)
Net operating income (loss)	(1,610,000)	795,000	(4,240,000)	-	(5,055,000)	251,000	(4,804,000)
Gain on sale of real estate	-	-	-	-	-	4,074,000	4,074,000
General and administrative expense	-	-	-	(1,817,000)	(1,817,000)	-	(1,817,000)
Income tax benefit (expense)	-	-	-	2,005,000	2,005,000	(1,708,000)	297,000
Minority interest	802,000	-	-	1,147,000	1,949,000	-	1,949,000
Net income (loss)	$ (808,000)	$ 795,000	$ (4,240,000)	$ 1,335,000	$ (2,918,000)	$ 2,617,000	$ (301,000)
Total assets	$ 51,153,000	$ 65,296,000	$ 13,504,000	$11,117,000	$141,070,000	$ 7,064,000	$ 148,134,000

As of and For the year ended June 30, 2007	Hotel Operations	Real Estate Operations	Investment Transactions	Other	Subtotal	Discontinued Operations	Total
Operating income	$ 31,715,000	$ 11,049,000	$ 3,330,000	$ -	$ 46,094,000	$ 3,814,000	$ 49,908,000
Operating expenses	(36,502,000)	(13,097,000)	(3,158,000)	-	(52,757,000)	(3,754,000)	(56,511,000)
Net operating income (loss)	(4,787,000)	(2,048,000)	172,000	-	(6,663,000)	60,000	(6,603,000)
General and administrative expense	-	-	-	(1,747,000)	(1,747,000)	-	(1,747,000)
Income tax benefit (expense)	-	-	-	1,391,000	1,391,000	(10,000)	1,381,000
Minority interest	2,423,000	-	-	954,000	3,377,000	-	3,377,000
Net income (loss)	$ (2,364,000)	$ (2,048,000)	$ 172,000	$ 598,000	$ (3,642,000)	$ 50,000	$ (3,592,000)
Total assets	$ 49,599,000	$ 74,671,000	$ 23,057,000	$10,028,000	$157,355,000	$ 2,488,000	$ 159,843,000

NOTE 17 – STOCK-BASED COMPENSATION PLANS

The Company currently has two equity based compensation plans, The InterGroup Corporation 2007 Stock Compensation Plan for Non-Employee Directors (the "2007 Plan") and the 1998 Stock Option Plan for Selected Key Officers, Employees and Consultants (the "1998 Key Employee Plan"). Both plans were approved by the shareholders of the Company and adopted by the Board of Directors.

The stock to be available for issuance under the 2007 Plan shall be shares of the Company's Common Stock, par value $.01 per share, which may be unissued shares or treasury shares. Subject to certain adjustments upon changes in capitalization, a maximum of 60,000 shares of the Common Stock will be available for issuance to participants under the 2007 Plan. The 2007 Plan will terminate upon the earlier of the date all shares reserved for issuance have been awarded or February 21, 2017, if not sooner terminated by the Board of Directors.

NOTE 17 – STOCK-BASED COMPENSATION PLANS (Continued)

All non-employee directors are eligible to participate in the 2007 Plan. Each non-employee director as of the adoption date of the 2007 Plan shall be granted an award of 600 unrestricted shares of the Company's Common Stock. On each July 1 following the adoption date of the 2007 Plan, each non-employee director shall receive an automatic grant of a number of shares of Company's Common Stock equal in value to $18,000 based on 100% of the fair market value (as defined) of the Common Stock on the date of grant. All stock awards to non-employee directors will be unrestricted shares and are fully vested on the date of grant. The dollar amount of the annual grant is subject to further adjustment by the Board of Directors upon recommendation by the Compensation Committee.

The 2007 Plan was adopted to replace the 1998 Stock Option Plan for Non-Employee Directors (the "1998 Non-Employee Director Plan") since all options authorized to be issued under the 1998 Non-Employee Director Plan were exhausted in fiscal 2006. Although the 1998 Non-Employee Director Plan was terminated upon shareholder approval, and Board adoption, of the 2007 Plan, any outstanding options under the 1998 Non-Employee Director Plan remain effective in accordance with their terms.

For the years ended June 30, 2008 and 2007, the four non-employee directors of the Company each received a grant of 987 (3,948 total issued) and 600 (2,400 total issued) shares of Common Stock, respectively, pursuant to the 2007 Plan. For the years ended June 30, 2008 and 2007, the Company recorded expenses of approximately $72,000 and $44,000, respectively, related to the issuance of the Company's Common Stock.

The 1998 Key Employee Plan provides for the granting of stock options to purchase shares of the Company's common stock to key officers of the Company. The aggregate number of shares to be delivered upon exercise of all options granted under the Plan may not exceed 300,000 (adjusted for stock split). The Key Employee Plan shall terminate on the earliest to occur of (i) the dates when all of the Common Stock available under the Key Employee Plan shall have been acquired through the exercise of options granted under the Key Employee Plan; (ii) 10 years after the date of adoption of the Key Employee Plan by the Board; or (iii) such other date that the Board may determine.

The exercise price of any options granted shall be determined at the time of grant and shall not be less than 100% of the fair market value of the Common Stock at the time of the grant of the option. The term of the option shall not exceed 10 years from the date on which the option is granted. The vesting schedule for the options and the method or time that when the option may be exercised in whole or in part shall be determined by the Committee. However, in no event shall an option be exercisable within six months of the date of grant in the case of an optionee subject to Section 16(b) of the Exchange Act.

Subject to certain exceptions, the option shall terminate six months after the optionee's employment with the Company terminates. No options to purchase shares were granted pursuant to the Key Employee Plan during fiscal 2008.

During the year ended June 30, 2008 and 2007, there were no options granted or exercised under the 1998 Key Employee Plan and the 1998 Non-Employee Director Plan. Accordingly, no stock-based compensation expense was recognized during the period related to these two stock option plans. Additionally, since inception of the 1998 Key Employee Plan and the 1998 Non-Employee Director Plan, there have been no options exercised. For the year ended June 30, 2008, 2,250 employee options vested. However, the fair value of the vested options is considered immaterial.

NOTE 17 – STOCK-BASED COMPENSATION PLANS (Continued)

The following table summarizes the stock options outstanding as of June 30, 2008:

	Number of Shares	Weighted Average Exercise Price	
Unexercised options outstanding as of June 30, 2006	405,000	$	9.91
Granted	-		-
Exercised	-		-
Forfeited	-		-
Unexercised options outstanding as of June 30, 2007	405,000	$	9.91
Granted	-		-
Exercised	-	$	-
Forfeited	(15,000)	$	35.11
Unexercised options outstanding as of June 30, 2008	390,000	$	9.13

As of June 30, 2008, of the total 390,000 unexercised options outstanding, 4,500 were not yet vested.

Unexercised Options	Range of Exercise Price	Weighted Average Exercise Price	Weighted Average Remaining Life
June 30, 2008	$ 7.92 - $ 18.00	$ 9.13	1.50 years

NOTE 18 – RELATED PARTY TRANSACTIONS

The contractor that was selected to oversee the garage and the first four floors' renovation (excluding room upgrades) of the Hotel was the contractor who originally constructed the Hotel. He is also a partner in the Partnership and is a director of Evon Corporation, the managing general partner of the Partnership. The contractor is also a board member of Evon Corporation. At June 30, 2008 and 2007, there were $67,000 and $33,000, respectively, payable to the contractor. Services performed by the contractor are capitalized as fixed assets which totaled $399,000 and $1,256,000 for the year ended June 30, 2008 and 2007, respectively. Management believes these renovations were competitively priced.

The garage lessee, Evon, is the Partnership's managing general partner. Evon paid the Partnership $1,602,000 and $1,533,000 for the years ended June 30, 2008 and 2007, respectively, under the terms of the lease agreement. Rent receivable from Evon as of June 30, 2008 and 2007 was $15,000 and $33,000, respectively.

During the year ended June 30, 2008, the Company made additional investments in Santa Fe and Portsmouth totaling $154,000 and $216,000, respectively.

NOTE 18 – RELATED PARTY TRANSACTIONS (Continued)

As Chairman of the Securities Investment Committee, the Company's President and Chief Executive Officer, John V. Winfield, directs the investment activity of the Company in public and private markets pursuant to authority granted by the Board of Directors. Mr. Winfield also serves as Chief Executive Officer and Chairman of InterGroup and oversees the investment activity of the Company. Depending on certain market conditions and various risk factors, the Chief Executive Officer, his family and the Company may, at times, invest in the same companies in which the Company invests. The Company encourages such investments because it places personal resources of the Chief Executive Officer and his family members, and the resources of InterGroup, at risk in connection with investment decisions made on behalf of the Company.

On July 18, 2003, the Company's subsidiaries established a performance based compensation program for the Company's CEO, John V. Winfield, to keep and retain his services as a direct and active manager of the securities portfolios of those companies. On January 12, 2004, the disinterested members of the Securities Investment Committee of InterGroup also established a performance based compensation program for Mr. Winfield, which was ratified by the Board of Directors. The Company's previous experience and results with outside money managers was not acceptable. Pursuant to the criteria established the Board of Directors, Mr. Winfield is entitled to performance compensation for his management of the securities portfolios of the Company and its subsidiaries equal to 20% of all net investment gains generated in excess of an annual return equal to the Prime Rate of Interest (as published by the Wall Street Journal) plus 2%. Compensation amounts are earned, calculated and paid quarterly based on the results of the Company's investment portfolio for that quarter. Should the companies have a net investment loss during any quarter, Mr. Winfield would not be entitled to any further performance-based compensation until any such investment losses are recouped by the Company. This performance based compensation program may be modified or terminated at the discretion of the respective Boards of Directors.

During the year ended June 30, 2008 and 2007, Mr. Winfield did not receive any performance based compensation.

NOTE 19 – COMMITMENTS AND CONTINGENCIES

The Company leases certain equipment under capital leases expiring in various years through 2012. Capital lease obligations as of June 30, 2008 were $638,000 and are included in the accounts payable and other liabilities balance in the consolidated balance sheet.

Minimum future lease payments for assets under capital leases as of June 30, 2008 for each of the next five years and in aggregate are:

NOTE 19 – COMMITMENTS AND CONTINGENCIES (Continued)

For the year ending June 30,		
2009	$	243,000
2010		243,000
2011		243,000
2012		14,000
Total minimum lease payments		743,000
Less interest on capital leases		(105,000)
Present value of minimum lease payments	$	638,000

The Company leases equipment from an unrelated third party under operating leases with expiration dates through 2010. Minimum future operating lease commitments for equipment leases as of June 30, 2008 are as follows:

For the year ending June 30,	2009	$	196,000
	2010		10,000
		$	206,000

The Partnership was involved with a contract claim with one of its general contractors who recorded a mechanic's lien against the Partnership property arising out of the renovation work performed on the Hotel. The contractor had failed to pay a number of subcontractors who also filed mechanic's lien claims against the property. In November 2007, the Partnership entered into settlement agreements with the subcontractors and their liens were released. The balance of the dispute with the general contractor was submitted to arbitration pursuant to the terms of the construction contract. All remaining claims asserted by the general contractor were settled by the Partnership on June 5, 2008 for the sum of $588,000 and a release of the lien claim was recorded and the action dismissed. Management believes that all claims against the Partnership or on the property had been settled as of June 30, 2008.

The Company is involved from time to time in various claims in the ordinary course of business. Management does not believe that the impact of such matters will have a material effect on the financial conditions or result of operations when resolved.

FORWARD-LOOKING STATEMENTS AND PROJECTIONS

This Annual Report contains certain "forward-looking statements" within the meaning of the Private Securities Litigation reform Act of 1995. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They contain words such as "anticipate," "estimate," expect," "project," intend," "plan," "believe" "may," "could," "might" and other words or phrases of similar meaning in connection with any discussion of future operating or financial performance. From time to time we also provide forward-looking statements in our Forms 10-KSB, 10-QSB and 8-K, Annual Reports to Shareholders, press releases and other materials we may release to the public. Forward looking statements reflect our current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause actual results or outcomes to differ materially from those expressed in any forward looking statement. Consequently, no forward looking statement can be guaranteed and our actual future results may differ materially.

Factors that may cause actual results to differ materially from current expectations include, but are not limited to:

- risks associated with the hotel industry, including competition, increases in wages, labor relations, energy and fuel costs, actual and threatened terrorist attacks, and downturns in economic and market conditions, particularly in the San Francisco Bay area;

- risks associated with the real estate industry, including changes in real estate and zoning laws or regulations, increases in real property taxes, rising insurance premiums, costs of compliance with environmental laws and other governmental regulations;

- the availability and terms of financing and capital and the general volatility of securities markets;

- changes in the competitive environment in the hotel industry and

- risks related to natural disasters;

- litigation; and

- other risk factors discussed below in this Report.

We caution you not to place undue reliance on these forward-looking statements, which speak only as to the date hereof. We undertake no obligation to publicly update any forward looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects on our Forms 10-KSB, 10-QSB, and 8-K reports to the Securities and Exchange Commission.

RESULTS OF OPERATIONS

The Company's principal business is conducted through Portsmouth's general and limited partnership interest in Justice, rental income from its investments in multi-family real estate properties and income received from investment of its cash and securities assets. Portsmouth has a 50.0% ownership interest in Justice and serves as one of the general partners. Justice owns the land, improvements and leaseholds at 750 Kearny Street, San Francisco, California, known as the Hilton San Francisco Financial District hotel (the "Hotel"). The financial statements of Justice have been consolidated with those of the Company, effective as of July 1, 2006. See Note 2 to the Consolidated Financial Statements.

The Hotel is operated by the Partnership as a full service Hilton brand hotel pursuant to a Franchise License Agreement with Hilton Hotels Corporation. The term of the Agreement is for a period of 15 years commencing on January 12, 2006, with an option to extend the license term for another five years, subject to certain conditions. Justice also has a Management Agreement with Prism Hospitality L.P. ("Prism") to perform the day-to-day management functions of the Hotel.

The Partnership also derives income from the lease of the garage portion of the property to Evon Corporation ("Evon"), the managing general partner of Justice, and from a lease with Tru Spa for a portion of the lobby level of the Hotel. The Company also receives management fees as a general partner of Justice for its services in overseeing and managing the Partnership's assets. Those fees are eliminated in consolidation.

In addition to the operations of the Hotel, the Company also generates income from the ownership and management of real estate. Properties include eighteen apartment complexes, two commercial real estate properties, and two single-family houses as strategic investments. The properties are located throughout the United States, but are concentrated in Texas and Southern California. The Company also has investments in unimproved real property. All of the Company's residential rental properties with exception of the San Antonio and Las Colinas, Texas properties, are managed by professional third party property management companies.

The Company acquires its investments in real estate and other investments utilizing cash, securities or debt, subject to approval or guidelines of the Board of Directors. The Company also invests in income-producing instruments, equity and debt securities and will consider other investments if such investments offer growth or profit potential.

For the Year Ended June 30, 2008 as compared to June 30, 2007.

The Company had a net loss of $301,000 for the year ended June 30, 2008 compared to a net loss of $3,592,000 for the year ended June 30, 2007. The decrease in the net loss is primarily attributable to the significant decrease in the loss from Hotel operations, the significant gain recognized on the sale of real estate and improvement in the Company's real estate operations, partially offset by the significant loss incurred from investment transactions.

The following table sets forth a more detailed presentation of Hotel operations for the years ended June 30, 2008 and 2007.

For the years ended June 30,	2008	2007
Hotel revenues:		
Hotel rooms	$ 29,426,000	$ 24,431,000
Food and beverage	6,017,000	5,110,000
Garage	1,602,000	1,533,000
Other operating departments	733,000	641,000
Total hotel revenues	37,778,000	31,715,000
Operating expenses excluding interest, depreciation and amortization	(32,067,000)	(29,411,000)
Operating income	5,711,000	2,304,000
Interest expense	(2,858,000)	(2,919,000)
Depreciation and amortization expense	(4,463,000)	(4,172,000)
Loss from hotel operations	$ (1,610,000)	$ (4,787,000)

For the year ended June 30, 2008, the Hotel generated operating income of approximately $5,711,000, before interest, depreciation and amortization, on operating revenues of approximately $37,778,000 compared to operating income of approximately $2,304,000 before interest, depreciation and amortization, on operating revenues of approximately $31,715,000 for the year ended June 30, 2007. The increase in Hotel operating income is primarily due to a higher average daily room rate and an increase in occupancy percentage resulting in an approximately $6,063,000 increase in Hotel revenues.

The following table sets forth the average daily room rate, average occupancy percentage and room revenue per available room ("RevPar") of the Hotel for the years ended June 30, 2008 and 2007.

June 30,	Daily Rate	Occupancy	RevPar
2008	$ 175	84.1%	$ 148
2007	$ 160	75.8%	$ 122

Average daily room rates and occupancy have continued to improve since the Hotel's reopening in January 2006 as the Hotel approaches full stabilization and gets further penetration into the Financial District hotel market. As a result, the Hotel was able to achieve an increase in RevPar of $26 for the year ended June 30, 2008 compared the year ended June 30, 2007. While we expect operating revenues of the Hotel to continue to grow, that growth will probably be at a slower pace due to the uncertain economy and the impact of rising fuel costs on travel.

The Hotel's food and beverage operations remained challenging. Although management was able to trim the losses in that department to approximately $214,000 for the year ended June 30, 2008 from approximately $510,000 for the year ended June 30, 2007. The Hotel's food and beverage operations will continue to be an area of concern due to brand requirements of maintaining a three-meal, full service restaurant, the associated costs of union labor, and the intense competition in the San Francisco market for restaurants. Management will continue to focus on this area and will explore new and innovative ways to improve operations. One new concept that Management has recently initiated is the opening of a new wine bar "Flyte" in the lobby of the Hotel in August 2008.

With an uncertain economy, higher fuel prices and the possibility of a decline in business, group and leisure travel, management will also continue to focus on ways to improve efficiencies and reduce operating costs and other expenses in its efforts to increase the operating income of the Hotel. In the last two quarters of the year ended June 30, 2008, we have seen an improvement in operating costs of the Hotel as a percentage Hotel revenues as well as a reduction in general and administrative costs at the Partnership level for legal and consulting fees.

Minority interest related to Justice Investors decreased to $802,000 for the year ended June 30, 2008 from $2,423,000 for the year ended June 30, 2007. The decrease is due to the reduced loss from the hotel operations to $1,610,000 for the year ended June 30, 2008 from $4,787,000 for the year ended June 30, 2007.

The Company had income from real estate operations of $795,000 for the year ended June 30, 2008 as compared to a loss from real estate operations of $2,048,000 for the year ended June 30, 2007. The significant improvement in the real estate operations is primarily the result of the increase in rental income coupled with the decrease in property operating expenses. Rental income from the Company's properties located outside of California increased by $868,000 while income from the Company's California portfolio increased by $718,000. The increase in the rental income from the properties located outside of California was primarily due to improved occupancy and rental rates as the result of management's efforts to improve the competitiveness of the Company's Las Colinas, Texas property through improvements and better service. The overall rental market has also improved across the country. The increase in rental income from the California real estate portfolio is primary attributable to the significant increase in the occupancy of the Company's newly renovated 30-unit apartment complex located in Los Angeles, California and the improvement in the occupancy and rental rates in the Los Angeles area. Property operating expenses decreased to $4,896,000 for the year ended June 30, 2008 from $5,832,000 for the year ended June 30, 2007 as the result of the $560,000 in real estate related legal expenses incurred during the year ended June 30, 2007 and management's overall effort to reduce property operating expenses across the Company's entire real estate portfolio and run the operations more efficiently during the year ended June 30, 2008. Property taxes decreased to $1,400,000 from $1,530,000 primarily as the result of management filing for a tax reassessment and decrease in property taxes at the Company's largest property located in Las Colinas, Texas. During the year ended June 30, 2008, there was an accidental fire in one of the Company's apartments. The Company received insurance proceeds of approximately $198,000 related to the fire damage. These proceeds were recorded as other income as the property that was damaged had been fully depreciated and had no book value.

In August 2007, the Company sold its 224-unit apartment complex located in Irving, Texas for $8,050,000 and realized a gain on the sale of real state of $4,074,000 which is included in discontinued operations. As of June 30, 2007, this property was classified as property held for sale on the consolidated balance sheet. During the year ended June 30, 2008, the Company listed two additional properties for sale. These two properties are classified as properties held for sale on the consolidated balance sheet as of June 30, 2008. The gain on the sale of the 224-unit apartment complex and the related revenues and expenses for the two classified as properties held for sale are included under discontinued operations in the consolidated statements of operations.

The Company had a net loss on marketable securities of $1,561,000 for the year ended June 30, 2008 as compared to a net gain on marketable securities of $2,769,000 for the year ended June 30, 2007. For the year ended June 30, 2008, the Company had a net realized gain of $1,879,000 and a net unrealized loss of $3,440,000. For the year ended June 30, 2007, the Company had a net realized gain of $3,436,000 and a net unrealized loss of $667,000. Gains and losses on marketable securities and other investments may fluctuate significantly from period to period in the future and could have a significant impact on the Company's net income. However, the amount of gain or loss on marketable securities and other investments for any given period may have no predictive value and variations in amount from period to period may have no analytical value. For a more detailed description of the composition of the Company's marketable securities please see the Marketable Securities section below.

Dividend and interest income decreased to $199,000 for the year ended June 30, 2008 from $561,000 for the year ended June 30, 2007 as a result of the decreased investment in income yielding securities during the fiscal year ended June 30, 2008.

Margin interest and trading expenses decreased to $1,625,000 for the year ended June 30, 2008 from $2,146,000 for the year ended June 30, 2007 primarily as the result of the decrease in margin interest expense to $302,000 from $671,000. The decrease is the result of the maintenance of lower margin balances.

The Company may also invest, with the approval of the Securities Investment Committee, in private investment equity funds and other unlisted securities, such as convertible notes through private placements. Those investments in non-marketable securities are carried at cost on the Company's balance sheet as part of other investments net of other than temporary impairment losses. As of June 30, 2008, the Company had net other investments of $6,798,000. During the years ended June 30, 2008 and 2007, the Company performed an impairment analysis of its other investments and determined that its investments had other than temporary impairments and recorded impairment losses of $1,253,000 and $1,012,000, respectively.

The total provision for income tax decreased to $297,000 for the year ended June 30, 2008 from $1,381,000 for the year ended June 30, 2007 primarily as the result of the Company having a significantly lower pre-tax loss for the year ended June 30, 2008.

Minority interest, net of tax related to the Company's other subsidiaries increased to $1,147,000 for the year ended June 30, 2008 from $954,000 for the year ended June 30, 2007 primarily as the result of the higher net losses incurred by the Company's subsidiaries.

MARKETABLE SECURITIES AND OTHER INVESTMENTS

As of June 30, 2008, the Company had investments in marketable equity securities of $6,706,000. The following table shows the composition of the Company's marketable securities portfolio by selected industry groups as of June 30, 2008:

Industry Group	Market Value	% of Total Investment Securities
Dairy products	$ 1,540,000	23.0%
Communications	1,123,000	16.7%
Financial	721,000	10.8%
Basic materials	654,000	9.8%
Medical	467,000	7.0%
Transportation	442,000	6.6%
Other	1,759,000	26.1%
	$ 6,706,000	100.0%

The Company's investment portfolio is diversified with 26 different equity securities. The Company has three individual positions that comprise more than 5% of the equity value of the portfolio with the largest being 23% of the value of the portfolio. The amount of the Company's investment in any particular issue may increase or decrease, and additions or reductions to its securities portfolio may occur, at any time. While it is the internal policy of the Company to limit its initial investment in any single equity to less than 5% of its total portfolio value, that investment could eventually exceed 5% as a result of equity appreciation or reductions in other positions.

The following table shows the net gain (loss) on the Company's marketable securities and the associated margin interest and trading expenses for the respective years:

For the years ended June 30,	2008	2007
Net investment (loss) gain	$ (1,561,000)	$ 2,769,000
Impairment loss on other investments	(1,253,000)	(1,012,000)
Dividend and interest income	199,000	561,000
Margin interest	(302,000)	(671,000)
Trading expenses	(1,323,000)	(1,475,000)
	$ (4,240,000)	$ 172,000

The Company may also invest, with the approval of the Securities Investment Committee, in private investment equity funds and other unlisted securities, such as convertible notes through private placements. Those investments in non-marketable securities are carried at cost on the Company's balance sheet as part of other investments, net of other than temporary impairment losses.

As of June 30, 2008, the Company had net other investments of $6,798,000. During the years ended June 30, 2008 and 2007, the Company made investments in corporate debt instruments of a public company in the basic materials sector totaling $1,275,000 and $675,000, respectively.

During the years ended June 30, 2008 and 2007, the Company received common stock issued upon conversion or as payment of interest and penalties on convertible notes in this company. Through sales of this common stock, the Company was able to recover approximately $1,683,000 and $793,000 of its investments during the years ended June 2008 and 2007, respectively. The sales of this common stock were recognized as realized gains in the consolidated statement of operations in the respective years. As of June 30, 2008, InterGroup had $654,000 of this company's common stock included in its investment in marketable securities balance of $6,706,000. As of June 30, 2008, the Company still holds notes and convertible notes of this company totaling approximately $7,975,000, which includes $5,290,000 of principal and $2,685,000 of accrued interest and penalties.

In June 2008, the Company entered into an agreement to make additional investments in corporate debt instruments in the aggregate amount of $1,250,000. In addition, the Company's chairman agreed to invest in a like amount and on the same terms as the Companies. As of June 30, 2008, a total of $250,000 of the investment was made by the Company, leaving an aggregate remaining commitment from the Companies of $1,000,000. Subsequent to year end, additional investment funding was made in July and August 2008 in the total amount of $500,000, reducing the remaining commitment to $500,000.

FINANCIAL CONDITION AND LIQUIDITY

The Company's cash flows are primarily generated from the operations of Justice Investors. The Company also receives revenues generated from its real estate operations and from the investment of its cash and securities assets. Since the operations of the Hotel were temporarily suspended on May 31, 2005, and significant amounts of money were expended to renovate and reposition the Hotel as a Hilton, Justice did not pay any partnership distributions until the end of March 2007. As a result, the Company had to depend more on the revenues generated from the investment of its cash and marketable securities during that transition period.

The Hotel started to generate cash flows from its operations in June 2006, which have continued to improve since that time. As a result, Justice was able to pay a total of $1,450,000 ($725,000 to the Company and $725,000 to minority partners) in limited partnership distributions for the year ended June 30, 2008 compared to $1,000,000 ($500,000 to the Company and $500,000 to minority partners) for the year ended June 30, 2007. The general partners expect to conduct regular reviews to set the amount of any future distributions that may be appropriate based on the results of operations of the Hotel and other factors. If cash flows from the Hotel operations continue to improve, the Partnership could be in a position to increase distributions to its limited partners in fiscal 2009.

To meet its substantial financial commitments for the renovation and transition of the Hotel to a Hilton, Justice had to rely on borrowings to meet its obligations. On July 27, 2005, Justice entered into a first mortgage loan with The Prudential Insurance Company of America in a principal amount of $30,000,000 (the "Prudential Loan"). The term of the Prudential Loan is for 120 months at a fixed interest rate of 5.22% per annum. The Prudential Loan calls for monthly installments of principal and interest in the amount of approximately $165,000, calculated on a 30-year amortization schedule. The Prudential Loan is collateralized by a first deed of trust on the Partnership's Hotel property, including all improvements and personal property thereon and an assignment of all present and future leases and rents. The Prudential Loan is without recourse to the limited and general partners of Justice. As of June 30, 2008 the Prudential Loan balance was approximately $28,735,000.

On March 27, 2007, Justice entered into a second mortgage loan with Prudential (the "Second Prudential Loan") in the principal amount of $19,000,000. The term of the Second Prudential Loan is for approximately 100 months and matures on August 5, 2015, the same date as the first Prudential Loan. The Second Prudential Loan is at a fixed interest rate of 6.42% per annum and calls for monthly installments of principal and interest in the amount of approximately $119,000, calculated on a 30-year amortization schedule. The Second Prudential Loan is collateralized by a second deed of trust on the Partnership's Hotel property, including all improvements and personal property thereon and an assignment of all present and future leases and rents. The Second Prudential Loan is without recourse to the limited and general partners of Justice. As of June 30, 2008, the Second Prudential Loan balance was approximately $18,747,000.

From the proceeds of the Second Prudential Loan, Justice retired its existing line of credit facility with United Commercial Bank ("UCB") paying off the outstanding balance of principal and interest of approximately $16,403,000 on March 27, 2007.

The Partnership also obtained a new unsecured $3,000,000 revolving line of credit facility from UCB to be utilized by the Partnership to meet any emergency or extraordinary cash flow needs. The new line of credit facility matures on February 2, 2009 and the annual interest rate is based on an index selected by Justice at the time of advance, equal to the Wall Street Journal Prime Rate less 0.5%, or the LIBOR Rate plus 2%. As of June 30, 2008, there was a balance of $1,513,000 drawn by Justice under the new line of credit, with an annual interest rate at LIBOR plus two percent (4.50% as of June 30, 2008). During part of fiscal 2008 and 2007, Justice also utilized approximately $1,500,000 of the amount available under the line of credit in the form of a standby letter of credit related to the Allied Litigation. That letter of credit was retired with the settlement of the Allied Litigation in June 2008.

While the debt service requirements related to the two Prudential loans, as well as the utilization of the UCB line of credit, may create some additional risk for the Company and its ability to generate cash flows in the future since the Partnership's assets had been virtually debt free for an number of years, management believes that cash flows from the operations of the Hotel and the garage lease will continue to be sufficient to meet all of the Partnership's current and future obligations and financial requirements. Management also believes that there is sufficient equity in the Hotel assets to support future borrowings, if necessary, to fund any new capital improvements and other requirements.

In May 2008, the Company refinanced its $5,136,000 mortgage note on its 264-unit complex located in St. Louis, Missouri and obtained a new mortgage note payable in the amount of $5,700,000. The term of the note is 5 years with a fixed interest rate of 6.16%. In July 2008, the Company modified this note and borrowed an additional $500,000. The term and interest rate on the amended note of $6,194,000 remain the same.

In August 2007, the Company sold its 224-unit apartment complex located in Irving, Texas for $8,050,000 and received net proceeds of approximately $7,739,000 after selling related costs. This property was classified as property held for sale on the consolidated balance sheet as of June 30, 2007.

In August 2007, the Company refinanced its $7,203,000 construction loan on its 30-unit apartment complex located in Los Angeles, California and obtained a mortgage note payable in the amount of $6,850,000. The term of the note is 15 years, with interest only for the first two years. The interest is fixed at 5.97%.

During the year ended June 30, 2008, the Company improved real estate properties in the aggregate amount of $1,111,000. Management believes the improvements to the properties should enhance market values, maintain the competitiveness of the Company's properties and potentially enable the Company to obtain a higher yield through higher rents.

The Company's Board of Directors has given the Company the authority to repurchase, from time to time, shares of its Common Stock. Such repurchases may be made at the discretion of management and depending upon market conditions. During the year ended June 30, 2008, the Company acquired an additional 5,708 shares of its Common Stock for $99,000. Approximately 16,600 shares remain eligible for the Company to repurchase under that authorization.

The Company has invested in short-term, income-producing instruments and in equity and debt securities when deemed appropriate. The Company's marketable securities are classified as trading with unrealized gains and losses recorded through the statement of operations.

Management believes that its cash, securities assets, and the cash flows generated from those assets and from partnership distributions and management fees, will be adequate to meet the Company's current and future obligations.

MATERIAL CONTRACTUAL OBLIGATIONS

The Company does not have any material contractual obligations or commercial commitments other than Justice's mortgage loans with Prudential, its revolving line of credit facility with UCB and notes payable on its rental properties.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no material off balance sheet arrangements.

IMPACT OF INFLATION

Hotel room rates are typically impacted by supply and demand factors, not inflation, since rental of a hotel room is usually for a limited number of nights. Room rates can be, and usually are, adjusted to account for inflationary cost increases. Since Prism has the power and ability under the terms of its management agreement to adjust hotel room rates on an ongoing basis, there should be minimal impact on partnership revenues due to inflation. Partnership revenues are also subject to interest rate risks, which may be influenced by inflation. For the two most recent fiscal years, the impact of inflation on the Company's income is not viewed by management as material.

The Company's residential rental properties provide income from short-term operating leases and no lease extends beyond one year. Rental increases are expected to offset anticipated increased property operating expenses.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are those that are most significant to the portrayal of our financial position and results of operations and require judgments by management in order to make estimates about the effect of matters that are inherently uncertain. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts in our consolidated financial statements. We evaluate our estimates on an on-going basis, including those related to the consolidation of our subsidiaries, to our revenues, allowances for bad debts, accruals, asset impairments, other investments, income taxes and commitments and contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The actual results may differ from these estimates or our estimates may be affected by different assumptions or conditions.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS ■

The Company's Common Stock is listed and trades on the NASDAQ Capital Market tier of the NASDAQ Stock Market, LLC under the symbol: "INTG". The following table sets forth the high and low sales prices for the Company's common stock for each quarter of the last two fiscal years ended June 30, 2008 and 2007.

Fiscal 2008	High	Low
First Quarter (7/1 to 9/30)	$ 18.48	$ 15.90
Second Quarter (10/1 to 12/31)	$ 18.94	$ 17.52
Third Quarter (1/1 to 3/31)	$ 18.50	$ 16.53
Fourth Quarter (4/1 to 6/30)	$ 18.19	$ 15.78

Fiscal 2007	High	Low
First Quarter (7/1 to 9/30)	$ 17.75	$ 14.50
Second Quarter (10/1 to 12/31)	$ 19.98	$ 15.50
Third Quarter (1/1 to 3/31)	$ 20.83	$ 18.30
Fourth Quarter (4/1 to 6/30)	$ 20.00	$ 15.82

As of September 10, 2008, the number of holders of record of the Company's Common Stock was approximately 705. Such number of owners was determined from the Company's shareholders records and does not include beneficial owners of the Company's Common Stock whose shares are held in names of various brokers, clearing agencies or other nominees. Including beneficial holders, there are approximately 1,100 shareholders of the Company's Common Stock.

DIVIDENDS

The Company has not declared any cash dividends on its common stock and does not foresee issuing cash dividends in the near future.

Board of Directors and Executive Officers

JOHN V. WINFIELD
Chairman of the Board, President, and Chief Executive Officer
The InterGroup Corporation
Portsmouth Square, Inc., Santa Financial Corporation

WILLIAM J. NANCE
Director
Certified Public Accountant, President of Century Plaza Printers, Inc. and private consultant to the real estate and banking industries.

JOSEF A. GRUNWALD
Director
Industrial, commercial and residential real estate developer. Chairman of PDG N.V. (Belgium) and President of I.B.E. Services S.A. (Belgium)

DAVID T. NGUYEN
Treasurer and Controller
The InterGroup Corporation, Portsmouth Square Inc. and Santa Fe Financial Corporation

JOHN C. LOVE
Director
Retired Partner Pannell Kerr Forster CPAs, Independent consultant to the hospitality and tourism industries, hotel broker

GARY N. JACOBS
Secretary and Director
Executive Vice President-General Counsel and Secretary MGM MIRAGE

DAVID C. GONZALEZ
Vice President Real Estate
The InterGroup Corporation

MICHAEL G. ZYBALA
Assistant Secretary and Counsel
The InterGroup Corporation;
Vice President, Secretary and General Counsel Portsmouth Square, Inc. and Santa Fe Financial Corporation

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ANNUAL REPORT ON FORM 10-KSB

A copy of the Company's Annual Report for the year ended June 30, 2008 to the Securities and Exchange Commission on Form 10-KSB may be obtained upon written request to:

Mr. John V. Winfield
President and Chairman, The InterGroup Corporation
820 Moraga Drive, Los Angeles, California 90049

The Company's 2008 Form 10-KSB and Quarterly Reports on Form 10-QSB are also available through the Securities and Exchange Commission's web site (http://www.sec.gov).

AUDITORS
Burr, Pilger & Mayer LLP
600 California Street, Suite 1300
San Francisco, California 94108

STOCK TRANSFER AGENT
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, New York 10038
Telephone: 800-937-5449
Website: www.amstock.com

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The
InterGroup
Corporation

820 MORAGA DRIVE
LOS ANGELES, CALIFORNIA 90049

END